TRANSMISSÃO PAULISTA

RECEIVED

2007 NOV 27 A 12:54

Data São Paulo, November 19, 2007

Ref.CT/FR/020/2007

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

07028181

Gentleman/Madam:

We are enclosing copies of the Notice to Shareholders issued on November 14, 2007 in Brazil, both regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

11/27

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

A Publicly-held Company - CNPJ 02,998,611/0001- 04

NOTICE TO SHAREHOLDERS

The Board of Directors, in a meeting held on October 1, 2007, approved the distribution of dividends to its shareholders.

The payment of the remaining 7.7% of the total amount approved will begin on November 19, 2007, at the rate of R$ 0.089407 per share.

In Brazil the shares traded until October 1, 2007 get the right to receive these dividends.

For further information please contact:

Investor Relations Department
Rua Casa do Ator, 1.155 - 10º andar - São Paulo – SP - Brazil
Telephones: (5511) 3138.7215 - Fax: (5511) 3151.5744
E-mail: ri@cteep.com.br

São Paulo, November 14, 2007

Eduardo Feldmann Costa
Chief Financial Officer

END